October 10, 2012

Via EDGAR and Facsimile (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-179502) of Diamondback Energy, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

As representative of the several underwriters of the Company’s proposed initial public offering of common stock, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 5:30 p.m. (Washington, D.C. time) on October 11, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated October 2, 2012, through the date hereof:

Preliminary Prospectus dated October 2, 2012

6,890 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC As Representative of the several underwriters By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Timothy Perry
Name: Timothy Perry
Title: Managing Director